Mail Stop 4561

February 22, 2008

Warren C. Jenson
Executive Vice President
  Chief Financial and Administrative Officer
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065

   Re: Electronic Arts Inc.
      Form 10-K for Fiscal Year Ended March 31, 2007
      File No. 000-17948

Dear Mr. Jenson:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        /s/ Stephen Krikorian

        Stephen Krikorian
        Accounting Branch Chief